Item 77C  DWS RREEF Real Estate Fund, Inc.

Registrant incorporates by reference to its Proxy Statement filed on April 7, 2009 (SEC
Accession No. 0000950123-09-006161).
A Special Meeting of Stockholders of DWS
RREEF Real Estate Fund, Inc. (the "Fund") was held on May 20, 2009 at the New York
Marriott East Side, 525 Lexington Avenue,
New York, New York 10017. The following
matter was voted upon by the Stockholders of the Fund (the resulting votes are presented below).
1. The approval of the liquidation and
dissolution of DWS RREEF Real Estate
Fund, Inc. pursuant to a plan of Liquidation and Dissolution:

Number of Votes:
For
2,898,268
Abstain
123,457

As indicated above, the proposal to liquidate the Fund was not approved. Therefore, the Fund will continue to exist as a closed-end registered investment company in accordance with its stated investment objective and policies.